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                                                                  EXHIBIT (a)(7)


         WESCO FINANCIAL CORPORATION SUBSIDIARY COMMENCES TENDER OFFER
                    FOR CORT BUSINESS SERVICES CORPORATION

                      CORT BUSINESS SERVICES SHAREHOLDERS
                    TO RECEIVE $28.00 PER SHARE IN CASH FOR
                  COMMON SHARES IN FIRST STEP OF TRANSACTION

     PASADENA, Calif. and FAIRFAX, Va., January 21, 2000 - Wesco Financial Corporation (AMEX: WSC) and CORT Business Services Corporation (NYSE: CBZ) announced today that Wesco's indirect wholly owned subsidiary, C Acquisition Corp., commenced today the previously announced cash tender offer to purchase all shares of common stock of CORT for $28.00 per share.

     The tender offer is subject to certain conditions, including the tender of CORT shares giving C Acquisition Corp. at least a majority of the outstanding shares of CORT common stock on a fully diluted basis, and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Act. The tender offer is not conditioned upon obtaining financing.

     The offer and the right to withdraw tendered shares are scheduled to expire at 12:00 midnight, New York City time on Thursday, February 17, 2000, unless the offer is extended.

     Following the successful completion of the tender offer, Wesco will acquire the remaining CORT shares in a second-step merger in which each share of CORT common stock will be converted into the right to receive $28.00 in cash. As a result of the merger, CORT will become an indirect, wholly owned subsidiary of Wesco.

     This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made only through the Offer to Purchase and the related Letter of Transmittal which are being mailed to CORT shareholders beginning January 21, 2000.

     Georgeson Shareholder Communications Inc. is acting as Information Agent in the tender offer. Copies of the offering documents may be obtained by calling the Information Agent at (212) 440-9800 (call collect) or 1-800-223-2064 (toll free).

     CORT, through its wholly owned subsidiary, CORT Furniture Rental Corporation, is the leading provider of rental furniture, accessories and related services in the "rent-to-rent" segment of the furniture industry.

     Wesco is a holding company engaged principally, through its subsidiaries, in the property and casualty insurance and the steel service center businesses. It is a publicly traded, 80.1%
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subsidiary of Berkshire Hathaway Inc. which is a holding company whose subsidiaries engage in a number of diverse businesses.

FOR FURTHER INFORMATION CONTACT:

Wesco Financial Corporation

      Marc D. Hamburg
      402-346-1400


CORT Business Services Corporation

     Mark Semer
     212-521-4800